Exhibit 99.1

ASX ANNOUNCEMENT

24 September 2014

Appointment of Independent Non-Executive Directors

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”) is pleased to advise that Mr. David Carter and Dr. Lindsay Wakefield have today been appointed Non-Executive Directors of the Company on “casual appointment”, in that the new appointees will then be required to submit themselves for re-election at the upcoming AGM, as per article 19.4 of the Company’s Constitution.  The initial Director’s interest notice - Appendix 3X, on behalf of Mr. Carter and Dr. Wakefield are attached.

Mr. David Carter, B.Ec, LL.B (Hons), LL.M (Monash), BCL (Oxford)

David Carter is an experienced company director, corporate lawyer and adviser. David has been an international partner of one of the world’s largest law firms and has extensive legal and management experience. He has been a director of a number of listed company boards, a chairman of two, and chair of two audit and risk and nomination and remuneration committees.

David is currently a director of Thorn Group Limited (ASX Listed) (immediate past Chair), Glutagen Pty Ltd; and In:Capital Pty Ltd.  Other companies where he has acted as a director include VENCorp Ltd (the public corporation responsible for managing the gas and electricity market and transmission grid in Victoria), Azure Healthcare Limited (Chairman) (ASX Listed), and the not for profit company, Diabetes Australia Victoria Limited.

David has significant practical corporate governance experience through his role as a director and his legal advisory roles.  He has good relationships within participants in financial markets and is focused on strategic development and shareholder value.

Dr. Lindsay Wakefield, M.B.B.S

Dr. Wakefield started Safetech in 1985. In 1993, he left Medicine to become the fulltime CEO of the Company. Over the next 25 years Safetech became a force in the Australian material handling and lifting equipment market, designing and manufacturing a wide range of industrial products.  In 2006, Safetech was awarded the Telstra Australian National Business of the Year.

In 2013, Safetech merged to become STS (Safetech Tieman Solutions) which is Australia’s largest manufacturer and supplier of dock equipment, freight hoists and custom lifting solutions.

Dr. Wakefield continues as Managing Director of STS and has been a keen Biotech investor for past 20 years, often at a mezzanine level.

Genetic Technologies’ Chief Executive Officer Ms Alison Mew commented on the two new appointments saying:

“The addition of Mr. Carter and Dr. Wakefield to the Company’s Board, adds a level of knowledge and experience that will be invaluable as the Company progresses the implementation of its recently announced restructure plans and focuses business activities on the US commercialisation of the Company’s lead breast cancer risk test BREVAGenTM. The implementation of the restructure continues and is on track for completion over the next quarter.”

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com     ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

FOR FURTHER INFORMATION PLEASE CONTACT

Ms Alison Mew	Candice Knoll (USA)
Chief Executive Officer	Blueprint Life Science Group

Genetic Technologies Limited	+1 (415) 375 3340, Ext. 105
Phone: +61 3 8412 7000

About Genetic Technologies Limited

Genetic Technologies is an established diagnostics company with more than 20 years of experience in commercializing genetic testing, non-coding DNA and product patenting.  The Company has operations in Australia and the U.S. and is dual-listed on the ASX (Code: GTG) and NASDAQ (Ticker: GENE).  Genetic Technologies is focused on the commercialization of its patent portfolio through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics assets.  Its U.S. subsidiary, Phenogen Sciences Inc., offers novel predictive testing and assessment tools to help physicians proactively manage women’s health.  Phenogen’s lead product, BREVAGen™, is a first in class, clinically validated risk assessment test for non-familial breast cancer.

For more information, please visit http://www.gtglabs.com and http://www.phenogensciences.com

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.